Exhibit 99.1

Azure Power Files Fiscal Year 2021 Annual Report on Form 20-F

New Delhi, July 28, 2021: Azure Power (NYSE: AZRE), a leading renewable power producer in India, announced that it has filed its annual report on form 20-F for the fiscal year ended March 31, 2021, with the Securities and Exchange Commission of the United States. The annual report can be accessed on Azure Power’s investor relations website at http://investors.azurepower.com/ or www.sec.gov. Azure Power will provide a hard copy of the annual report on form 20-F, at no cost, to shareholders upon request.

About Azure Power

Azure Power (NYSE:AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com